

March 23, 2011

Mr. Tae Heum Jeong
Chief Financial Officer
Rexahn Pharmaceuticals, Inc.
15245 Shady Grove Road, Suite 455
Rockville, MD 20850

Re: Rexahn Pharmaceuticals, Inc.
         Form 10-K for the year ended December 31, 2009
         Filed March 31, 2010
         Schedule 14A filed April 26, 2010
         File No. 001-34079

Dear Mr. Jeong:

        We have completed our review of your filings and do not have any further comments at this time.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant